UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

(22 October 2018)
Commission File No. 001-32846

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 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: CRH Completes Phase 2 of Share Buyback Programme

Press Release
CRH Completes Phase 2 of Share Buyback Programme

CRH plc, the global building materials group, is pleased to announce that it has completed the second phase of its share buyback programme, returning a further €350 million of cash to shareholders.

Between 29 August and 18 October 2018, 12.5 million ordinary shares were repurchased on the London Stock Exchange and Euronext Dublin at an average discount of 1.3% to the volume weighted average price over the period.

This brings total cash returned to shareholders under our ongoing €1 billion share buyback programme to approximately €700 million. The remaining portion of our buyback programme is under active consideration and further details will be announced in due course.

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Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Albert Manifold	Chief Executive
Senan Murphy	Finance Director
Frank Heisterkamp	Head of Investor Relations

About CRH
CRH (LSE: CRH, ISE: CRG, NYSE: CRH) is a leading global diversified building materials group, employing 85,000 people at over 3,600 operating locations in 32 countries worldwide. CRH is the second largest building materials company worldwide and the largest in North America. The Group has leadership positions in Europe, where it is the largest heavyside materials business, as well as established strategic positions in the emerging economic regions of Asia and South America. CRH is committed to improving the built environment through the delivery of superior materials and products for the construction and maintenance of infrastructure, housing and commercial projects. A Fortune 500 company, CRH is a constituent member of the FTSE 100 index, the EURO STOXX 50 index, the ISEQ 20 and the Dow Jones Sustainability Index (DJSI) Europe. CRH's American Depositary Shares are listed on the New York Stock Exchange (NYSE). CRH's market capitalisation at 30 September 2018 was approximately €23 billion. For more information visit www.crh.com.

Registered Office: No 12965. Registered Office: 42 Fitzwilliam Square, Dublin 2, R02 R279, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 22 October 2018
By:___/s/Neil Colgan___
N.Colgan
Company Secretary